Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: September 5, 2017

RHYTHMONE EMPLOYEE LETTER

Team -

I am thrilled to share with you that RhythmOne has entered into a definitive agreement to acquire YuMe, Inc., a proven partner for video advertising leadership and innovation. YuMe provides solutions with data-driven audience insights that empower brand advertisers to engage and influence their most promising audiences – across any TV or digital screen. The acquisition is anticipated to close in calendar Q1 2018.

Through YuMe, RhythmOne will gain access to demand-side software, a robust, first-party data management and targeting platform and additional global programmatic capabilities – all with a focus on the fast-growing segments of mobile, video and connected TV. In addition, YuMe maintains deep demand-side relationships with agencies and brands in the US and internationally.

With over 150M unique US viewers and over 250M globally, YuMe will increase RhythmOne’s access to mobile and desktop video, and connected TV inventory, making our platform even more attractive to brand advertisers. In addition, YuMe is a connected TV leader with almost six years’ experience and over 500 campaigns run to date through this medium. Both video and connected TV inventory are expected to improve scale and reach and enable us to capture shifting linear TV budgets.

As part of the transaction, we will be welcoming a tenured executive team of sales, engineering, product and ops practitioners to the enterprise. We will also be adding over 450 staff globally, increasing our corps by approximately 150%. This instantaneously scales RhythmOne’s programmatic sales capabilities, and dramatically enhances our global footprint with new offices in the US, Canada, UK, France, Spain, Mexico, and India.

The combination of YuMe’s demand-side capabilities and RhythmOne’s supply-side strengths are expected to accelerate the company’s strategy to build a multi-channel, unified programmatic platform with unique audiences of differentiated quality at scale. RhythmOne will now be one of only a handful of global players with an end-to-end technology stack within the digital advertising ecosystem.

Over the next few months, we will be working to formally close the acquisition, at which point we will be presenting an integration plan for the combined enterprise. We are excited about this new chapter in RhythmOne’s story, and believe it represents an amazing opportunity for growth and differentiation. Attached please find initial FAQs to answer your questions and help field external inquiries. Stay tuned for an invite to an all hands meeting this week where I will take you through the rationale for the deal and answer your questions live. Many thanks to the teams on both sides who worked to make this happen!

Read the press release here for more detail.

Best regards,

Ted

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Exchange Offer for the outstanding shares of YuMe stock has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1-800-732-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

FORWARD-LOOKING STATEMENTS

This communication contains (or may contain) certain forward-looking statements with respect to certain of RhythmOne’s plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. RhythmOne cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding RhythmOne’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in its markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations of RhythmOne and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond RhythmOne’s control. As a result, RhythmOne’s actual future results may differ materially from the plans, goals, and expectations set forth in RhythmOne’s forward-looking statements.

Any forward-looking statements made herein by or on behalf of RhythmOne speak only as of the date they are made. Except as required by the FCA, AIM or applicable law, RhythmOne expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in RhythmOne expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Neither the content of the RhythmOne’s website (or any other website) nor the content of any website accessible from hyperlinks on the RhythmOne’s website (or any other website) is incorporated into, or forms part of, this announcement.